Western Copper and Gold Corporation

(An exploration stage company)

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2021

(Expressed in Canadian dollars)

NOTICE TO READER:

These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company's management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		March 31, 2021	December 31, 2020
	Note	$	$
ASSETS

Cash and cash equivalents		16,980,046	28,647,190
Short-term investments	3	10,009,616	-
Marketable securities	4	695,260	736,960
Other assets		514,758	677,905
CURRENT ASSETS		28,199,680	30,062,055

Exploration and evaluation assets	5	54,467,749	53,748,013

ASSETS		82,667,429	83,810,068

LIABILITIES

Accounts payable and accrued liabilities		699,798	1,181,866
Flow-through premium liability	6	-	1,408

CURRENT LIABILITIES		699,798	1,183,274

SHAREHOLDERS' EQUITY

Share capital	7	151,165,793	150,897,421
Contributed surplus		34,787,107	34,617,746
Deficit		(103,985,269)	(102,888,373)

SHAREHOLDERS' EQUITY		81,967,631	82,626,794

LIABILITIES AND SHAREHOLDERS' EQUITY		82,667,429	83,810,068

Approved by the Board of Directors

  /s/ Ken Williamson     Director                                                  /s/ Klaus Zeitler     Director

The accompanying notes are an integral part of these consolidated financial statements	- 2 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the three months ended March 31,		2021	2020
	Note	$	$

Filing and regulatory fees		172,916	152,899
Office and administration		242,458	62,211
Professional fees		50,249	34,777
Rent and utilities		35,632	31,544
Share-based payments	8	196,763	95,855
Shareholder communication and travel		179,647	83,233
Wages and benefits	9	219,282	296,868

CORPORATE EXPENSES		1,096,947	757,387

Foreign exchange gain		(2,003)	(316)
Interest income		(38,340)	(5,018)
Flow-through premium recovery	6	(1,408)	(43,059)
Unrealized loss on marketable securities	4	41,700	52,100

LOSS AND COMPREHENSIVE LOSS		1,096,896	761,094

Basic and diluted loss per share		0.01	0.01

Weighted average number of common shares outstanding		135,669,857	108,690,946

The accompanying notes are an integral part of these consolidated financial statements	- 3 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31,		2021	2020
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(1,096,896)	(761,094)

ITEMS NOT AFFECTING CASH
Share-based payments		196,763	95,855
Unrealized loss on marketable securities		41,700	52,100
Flow-through premium recovery		(1,408)	(43,059)
		237,055	104,896

Change in non-cash working capital items	11	(608,908)	163,392

OPERATING ACTIVITIES		(1,468,749)	(492,806)

FINANCING ACTIVITIES

Private placement proceeds	7	-	1,950,000
Private placement issuance costs	7	-	(104,490)
Exercise of stock options	8	192,000	-

FINANCING ACTIVITIES		192,000	1,845,510

INVESTING ACTIVITIES
Purchase of short-term investments		(10,000,000)	-
Mineral property expenditures		(390,395)	(184,468)

INVESTING ACTIVITIES		(10,390,395)	(184,468)

CHANGE IN CASH AND CASH EQUIVALENTS		(11,667,144)	1,168,236

Cash and cash equivalents - Beginning		28,647,190	1,641,721

CASH AND CASH EQUIVALENTS - ENDING		16,980,046	2,809,957

The accompanying notes are an integral part of these consolidated financial statements	- 4 -

Western Copper and Gold Corporation Condensed Interim Consolidated Financial Statements (unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$

DECEMBER 31, 2019	107,636,001	116,908,713	33,942,501	(100,855,016)	49,996,198

Private Placement (note 7c)
Gross proceeds	3,000,000	1,950,000	-	-	1,950,000
Issuance costs	-	(104,490)	-	-	(104,490)
Allocation of warrant value	-	(351,000)	351,000	-	-
Share-based payments	-	-	112,533	-	112,533
Loss and comprehensive loss	-	-	-	(761,094)	(761,094)

MARCH 31, 2020	110,636,001	118,403,223	34,406,034	(101,616,110)	51,193,147

Private Placement (note 7c)
Gross proceeds	4,000,000	4,480,000	-	-	4,480,000
Flow-through premium (note 6)	-	(40,000)	-	-	(40,000)
Issuance costs	-	(74,657)	-	-	(74,657)
Equity offering (note 7c)	19,828,300	28,751,035	-	-	28,751,035
Equity offering costs	-	(1,803,636)	-	-	(1,803,636)
Exercise of stock options	1,133,334	854,834	-	-	854,834
Transfer of stock option value	-	326,622	(326,622)	-	-
Share-based payments	-	-	538,334	-	538,334
Loss and comprehensive loss	-	-	-	(1,272,263)	(1,272,263)

DECEMBER 31, 2020	135,597,635	150,897,421	34,617,746	(102,888,373)	82,626,794

Exercise of stock options	200,000	192,000	-	-	192,000
Transfer of stock option value	-	76,372	(76,372)	-	-
Share-based payments	-	-	245,733	-	245,733
Loss and comprehensive loss	-	-	-	(1,096,896)	(1,096,896)

MARCH 31, 2021	135,797,635	151,165,793	34,787,107	(103,985,269)	81,967,631

The accompanying notes are an integral part of these consolidated financial statements	- 5 -

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada.  Its head office is located at 1200 - 1166 Alberni Street, Vancouver, British Columbia.

The Company will need to raise additional funds to complete the development of the Casino Project.  While Western has been successful in raising sufficient capital to fund its operations in the past, there can be no assurance that it will be able to do so in the future.

COVID-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic.  The contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies and financial markets globally, potentially leading to an economic downturn.  It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

2. BASIS OF PRESENTATION

a. Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board ("IASB"), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB

These financial statements were approved for issue by the Company's board of directors on May 6, 2021.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the year.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators for the year ended December 31, 2020.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3. SHORT-TERM INVESTMENTS

As at March 31, 2021, the Company had $10,009,616 (December 31, 2020 - $nil) invested in Canadian dollar denominated guaranteed investment certificates, including accrued interest of $9,616 (December 31, 2020 - $nil).

4. MARKETABLE SECURITIES

As at March 31, 2021, the Company held marketable securities with an aggregate market value of $695,260 (December 31, 2020 - $736,960), consisting of 2.5 million common shares of NorthIsle Copper and Gold Inc. with a market value of $662,500 (December 31, 2020 - $700,000) and 168,000 common shares of Granite Creek Copper Ltd. with a market value of $32,760 (December 31, 2020 - $36,960).

5. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

Certain portions of the Casino property remain subject to certain royalties. The surviving royalties and agreements are as follows:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

• 5% Net Profits Interest (the "NPI"), as defined in the Casino B Option Agreement, remains in effect on the Casino B Claims and $1 million payment is required to be made to the original optionor within 30 days of achieving a commercial production decision.

• 5% Net Profit Interest Royalty (the "NPI Royalty") presently held by Archer-Cathro and Associates on the ANA claims pursuant to the NPI Royalty Agreement dated December 4, 1990 (the "NPI Royalty Agreement") among Big Creek Resources Ltd., Rinsey Mines Ltd., and Renoble Holdings Inc.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b. Exploration and evaluation expenditures

Total
$

DECEMBER 31, 2019	48,375,025

Claims maintenance	25,597
Engineering	168,002
Exploration and camp support	4,693,598
Permitting	128,968
Salary and wages	263,057
Share-based payments	93,766

DECEMBER 31, 2020	53,748,013

Claims maintenance	22,270
Engineering	486,080
Exploration and camp support	72,358
Permitting	25,664
Salary and wages	64,394
Share-based payments	48,970

MARCH 31, 2021	54,467,749

6. FLOW THROUGH PREMIUM LIABILITY

In connection with the flow-through share offering the Company completed on June 1, 2020, the Company recorded a flow-through premium liability during the year ended December 31, 2020.  The flow-through premium is recognized in the statement of loss based on the amount of qualifying flow-through expenditures incurred by the Company.

As at March 31, 2021, the Company had incurred $4,480,000 of Qualifying CEE and accordingly, recognized flow-through premium recoveries of $1,408 during the three months ended March 31, 2021 ($128,367 during the year ended December 31, 2020).  As at March 31, 2021, the Company had incurred all committed expenditures and no longer had a flow-through premium liability associated with this flow-through share offering.

7. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On November 24, 2020, Western completed an offering of common shares of the Company (the "Offering").  The Company sold 19,828,300 common shares at a price of $1.45 per common share for gross proceeds of $28,751,035. The Company incurred $1,803,636 in costs associated with the Offering.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

On June 1, 2020, Western completed a non-brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 4,000,000 FT Shares at a price of $1.12 per FT Share for aggregate gross proceeds of $4,480,000.  Issuance costs related to the private placement totaled $74,656.  A flow through premium liability of $40,000 was recognized. Refer note 6.

On February 28, 2020, Western issued 3,000,000 units at a price of $0.65 per unit for aggregate gross proceeds of $1,950,000.  Each unit consisted of one common share and half of a non-transferable warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.85 until February 28, 2025.  Issuance costs related to the financing totaled $104,490.

The fair value assigned to the warrants was calculated using the Black-Scholes option pricing model and the following inputs and assumptions:

Warrants issued	1,500,000
Exercise price	$0.85
Market price	$0.73
Expected term (years)	5.0
Expected share price volatility	61.3%
Average risk-free interest rate	1.07%
Expected dividend yield	-

FAIR VALUE ASSIGNED	$351,000

8. WARRANTS AND STOCK OPTIONS

a. Warrants

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2019	1,452,533	1.75

Issued	1,500,000	0.85
Expired	(1,452,533)	1.75

DECEMBER 31, 2020 and MARCH 31, 2021	1,500,000	0.85

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	3.92

MARCH 31, 2021	1,500,000	0.85	3.92

b. Stock options

Based on the Company's stock option plan, most recently approved by the Company's shareholders at the annual general meeting held on May 30, 2018, Western may issue stock options for the purchase of up to 10% of issued capital.  The exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At March 31, 2021, the Company could issue an additional 6,704,763 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2019	6,150,001	0.96
Granted	2,350,000	1.59
Exercised	(1,133,334)	0.75
Cancelled	(125,000)	1.66
Forfeited	(66,667)	0.90
Expired	(100,000)	0.67

DECEMBER 31, 2020	7,075,000	1.19

Exercised	(200,000)	0.96

MARCH 31, 2021	6,875,000	1.20

During the three months ended March 31, 2021, the average fair market value of Company's share price was $1.71 (December 31, 2020 - $1.23).

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$0.75 - $0.90	1,950,000	0.87	3.19
$0.96	900,000	0.96	0.45
$1.11 - $1.20	2,000,000	1.19	2.12
$1.41	200,000	1.41	4.61
$1.66	1,825,000	1.66	4.32

MARCH 31, 2021	6,875,000	1.20	2.86

Of the total stock options outstanding, 3,991,661 were vested and exercisable at March 31, 2021.  The weighted average exercise price of vested stock options is $1.04 and the average remaining contractual life is 1.98 years

c. Share-based payments

The following is a summary of stock options granted by the Company in 2020 and fair value assigned to each grant.  The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions.

	November 9,	July 27,	June 11,
Inputs and assumptions	2020	2020	2020

Stock options granted	200,000	1,950,000	200,000
Exercise price	$1.41	$1.66	$1.11

Market price	$1.41	$1.61	$1.11
Expected option term (years)	3.0	3.0	3.0
Expected stock price volatility	58.0%	56.6%	49.7%
Average risk-free interest rate	0.31%	0.29%	0.27%
Expected forfeiture rate	-	-	-
Expected dividend yield	-	-	-

FAIR VALUE ASSIGNED	$109,000	$1,159,000	$75,000

9. KEY MANAGEMENT COMPENSATION

The Company's related parties include its directors and officers, who are the key management of the Company.  The remuneration of key management was as follows:

For the three months ended March 31,	2021	2020
	$	$
Salaries and director fees	212,694	258,555
Share-based payments	183,928	87,247

KEY MANAGEMENT COMPENSATION	396,622	345,802

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized in the Company's consolidated financial statements during the years presented above.

During the year ended December 31, 2020, a director of the Company was indirectly paid $270,000 for marketing and financial advisory services.

10. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

11. CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the year.  Western has no debt and does not pay dividends.  The Company is not subject to any externally imposed capital.

12. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements As at and for the three months ended March 31, 2021 (unaudited – prepared by management)
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at March 31, 2021, the carrying amounts of cash and cash equivalents, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market.